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                           April 6, 2021

       John Bremner
       Chief Executive Officer
       Swiftmerge Acquisition Corp.
       2710 Rosebery Avenue
       West Vancouver, BC V7V3A2

                                                        Re: Swiftmerge
Acquisition Corp.
                                                            Registration
Statement of Form S-1
                                                            Filed March 23,
2021
                                                            File No. 333-254633

       Dear Mr. Bremner:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary
       Redemption of public shares and distribution, page 34

   1. We note your response to our prior comment 1. Please also disclose whether shareholders may redeem their shares
in connection with any proposal to extend the 24 month time
                                                        period during which you
may consummate a business combination.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John Bremner
Swiftmerge Acquisition Corp.
April 6, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact William Schroeder at (202) 551-3294 or John Spitz at
(202) 551-3484 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn Bremner
                                                           Division of
Corporation Finance
Comapany NameSwiftmerge Acquisition Corp.
                                                           Office of Finance
April 6, 2021 Page 2
cc:       Matthew R. Pacey, Esq.
FirstName LastName